SEX

HAS BEEN PR... ...E GOOD
FOR YOUR H...



VIVUS 03



UNFORTUNATELY

MANY WOMEN ARE
MISSING OUT.

RESEARCH

HAS CONCLUDED THAT SEXUAL DYSFUNCTION IS MORE COMMON IN WOMEN THAN IN MEN.







FSD

(FEMALE SEXUAL DYSFUNCTION)
IS GROUPED INTO FOUR CATEGORIES: DESIRE, AROUSAL, ORGASMIC AND PAIN-ORIENTED, ALL OF WHICH CAN IMPACT WOMEN'S SEXUAL HEALTH.



40% +

OF ADULT WOMEN IN THE U.S. ARE AFFECTED AND FSD IS BECOMING RECOGNIZED AS A MAJOR QUALITY-OF-LIFE ISSUE.



CURRENTLY

THERE IS NO FDA APPROVED
MEDICAL TREATMENT WHICH
CREATES A SIGNIFICANT MEDICAL
AND MARKET OPPORTUNITY.




MEN
COULD BE HAVING
MORE FUN TOO

ED

(ERECTILE DYSFUNCTION)

IS THE INABILITY TO ACHIEVE OR SUSTAIN AN ERECTION ADEQUATE FOR SATISFYING SEXUAL ACTIVITY.










39%
OF MEN OVER 40 AND
[illegible]% OF MEN OVER 70
ARE AFFECTED BY ED

CURRENTLY

MANY MEN REMAIN DISSATISFIED WITH ORAL THERAPIES.



MARKET

RESEARCH INDICATES THAT PATIENTS WANT A FAST-ACTING, LOW SIDE-EFFECT ED THERAPY.

VITALITY AND LONGEVITY CAN BE IMPROVED BY SEXUAL ACTIVITY. STUDIES HAVE CONCLUDED THAT A LONGER SEX-LIFE MEANS A LONGER LIFE IN GENERAL.



VIVUS

A PIONEER IN ITS FIELD, VIVUS IS
FOCUSED ON RESEARCH, DEVELOPMENT
AND COMMERCIALIZATION OF
PRODUCTS TO RESTORE SEXUAL HEALTH.

PIPELINE

OF PRODUCTS REPRESENTING MAJOR AREAS OF FEMALE AND MALE SEXUAL HEALTH.

[redacted]

Product / Indication	Preclinical
ALISTA™ (Topical alprostadil) Female Sexual Arousal Disorder (FSAD)	
Estradiol MDTS® Menopausal Symptoms	
Testosterone MDTS® Low Sexual Desire	
Avanafil/TA-1790 (Oral) Erectile Dysfunction (ED)	
MUSE Erectile Dysfunction (ED)	


Phase I
Phase II
Phase III
Marketed

ALISTA™
FEMALE
SEXUAL
AROUSAL
DISORDER

[redacted]

APPROXIMATELY 43 PERCENT OF WOMEN ([illegible] MILLION) IN THE UNITED STATES EXPERIENCE SOME FORM OF SEXUAL DYSFUNCTION, ACCORDING TO THE AMERICAN UROLOGICAL ASSOCIATION. DESPITE THIS NUMBER, MUCH MORE ATTENTION HAS BEEN PAID TO SEXUAL DYSFUNCTION IN MEN THAN IN WOMEN. TWO PREVALENT CONDITIONS ASSOCIATED WITH FEMALE SEXUAL DYSFUNCTION ARE HYPOACTIVE SEXUAL DESIRE DISORDER AND AROUSAL DISORDER.

CURRENT RESEARCH SUGGESTS THAT DESIRE AND AROUSAL DISORDERS ARE THE PRIMARY CAUSES OF FSD. FEMALE SEXUAL DYSFUNCTION IS CHARACTERIZED BY DISTURBANCES IN SEXUAL DESIRE AND IN THE PHYSIOLOGICAL CHANGES ASSOCIATED WITH THE SEXUAL RESPONSE CYCLE RESULTING IN LOWERED OVERALL SEXUAL SATISFACTION.

VIVUS WILL ENTER INTO PHASE 3 DEVELOPMENT IN MID 2004 WITH A TOPICAL FORMULATION OF ALPROSTADIL (PROSTAGLANDIN E1), UNDER THE BRAND-NAME ALISTA, FOR THE TREATMENT OF FEMALE SEXUAL AROUSAL DISORDER (FSAD). ALPROSTADIL WORKS BY INCREASING BLOOD FLOW TO THE GENITAL TISSUE, POTENTIALLY ENHANCING CLITORAL SENSATION AND VAGINAL LUBRICATION. ALISTA IS THE FIRST CLINICALLY TESTED DRUG TO DEMONSTRATE, WITH STATISTICAL SIGNIFICANCE, AN INCREASE IN THE LEVEL OF FEMALE SEXUAL SATISFACTION.

ESTRADIOL MDTS® MENOPAUSAL SYMPTOMS

VIVUS RECENTLY LICENSED THE U.S. RIGHTS FROM ACRUX LTD. TO DEVELOP AND COMMERCIALIZE THE METERED DOSE TRANSDERMAL SPRAY (MDTS®), THE NEXT GENERATION OF TRANSDERMAL ESTRADIOL DELIVERY. THE MDTS TECHNOLOGY PROVIDES A SIMPLE WAY OF DELIVERING A PRE-SET DOSE OF ESTRADIOL TO THE SKIN IN A SMALL, EASY-TO-USE, HAND-HELD DEVICE. THE SPRAY CONTAINS PROPRIETARY SKIN PENETRATION ENHANCERS, WHICH DELIVER SUSTAINED AMOUNTS OF ESTRADIOL THROUGH THE SKIN INTO THE BLOOD STREAM OVER A 24 HOUR PERIOD.

THIS TECHNOLOGY WAS PIONEERED BY ACRUX WORKING WITH LEADING DRUG DELIVERY SCIENTISTS FROM MONASH UNIVERSITY IN MELBOURNE, AUSTRALIA. THE SPRAY IS AS EASY AS TAKING A PILL AND HAS ALL THE SAFETY ADVANTAGES OF TRANSDERMAL DELIVERY, DRIES IN SECONDS, AND IS NONIRRITATING.

APPROXIMATELY 70 TO 80 PERCENT OF WOMEN EXPERIENCE SYMPTOMS ASSOCIATED WITH MENOPAUSE. ESTRADIOL SPRAY IS A LOW DOSE ESTROGEN-ONLY TREATMENT TO ALLEVIATE SYMPTOMS ASSOCIATED WITH MENOPAUSE SUCH AS HOT FLASHES, VULVAR AND VAGINAL ATROPHY. VIVUS EXPECTS TO INITIATE A PHASE 3 CLINICAL TRIAL IN LATE 2004.

TESTOSTERONE MDTS® LOW SEXUAL DESIRE

[redacted]

LOW SEXUAL DESIRE KNOWN CLINICALLY AS HYPOACTIVE SEXUAL DESIRE DISORDER (HSDD) IS THE MOST COMMON FORM OF FEMALE SEXUAL DYSFUNCTION AND CAN BE DESCRIBED AS A PERSISTENT OR RECURRING LACK OF SEXUAL DESIRE. WOMEN WITH LOW SEXUAL DESIRE CHARACTERISTICALLY HAVE NO INTEREST IN ENGAGING IN SEXUAL ACTIVITY AND RESULTS IN PERSONAL DISTRESS.

HSDD MAY RESULT FROM PSYCHOLOGICAL OR EMOTIONAL FACTORS, OR IT MAY RESULT FROM MEDICAL PROBLEMS SUCH AS HORMONE DEFICIENCIES, AND MEDICAL OR SURGICAL INTERVENTIONS. DISRUPTIONS OF THE FEMALE HORMONAL SYSTEM SUCH AS THROUGH NATURAL MENOPAUSE, SURGICALLY OR MEDICALLY INDUCED MENOPAUSE, OR ENDOCRINE DISORDERS CAN ALSO RESULT IN INHIBITED SEXUAL DESIRE.

A STUDY PUBLISHED IN THE NEW ENGLAND JOURNAL OF MEDICINE IN 2000 INDICATED THAT TRANSDERMAL TESTOSTERONE IS EFFECTIVE IN TREATING LOW SEXUAL DESIRE IN WOMEN WHO HAD UNDERGONE SURGICAL REMOVAL OF THEIR OVARIES. VIVUS RECENTLY ACQUIRED TESTOSTERONE METERED DOSE TRANSDERMAL SPRAY (MDTS), WHICH IS CURRENTLY IN PHASE 2 CLINICAL TRIALS FOR TREATMENT OF LOW SEXUAL DESIRE IN WOMEN.

AVANAFIL (TA-1790)

ERECTILE DYSFUNCTION

ERECTILE DYSFUNCTION (ED) AFFECTS ABOUT 39 PERCENT OF MEN OVER 40 AND 67 PERCENT OF MEN OVER 70, ACCORDING TO THE MASSACHUSETTS MALE AGING STUDY. ED IS DEFINED AS THE PERSISTENT OR INABILITY TO ATTAIN, OR MAINTAIN AN ERECTION SUFFICIENT FOR SATISFACTORY SEXUAL PERFORMANCE.

ED CAN RESULT FROM VARIOUS PSYCHOLOGICAL AND PHYSICAL CAUSES. EMOTIONAL OR RELATIONSHIP PROBLEMS, INCLUDING DEPRESSION, STRESS, MARITAL OR RELATIONSHIP CONFLICTS OR ANXIETY ABOUT SEXUAL PERFORMANCE CAN CAUSE OR WORSEN ED.

THE MARKET FOR ORAL ED TREATMENTS IS CURRENTLY $1.8 BILLION. VIVUS IS IN PHASE 2 DEVELOPMENT WITH AVANAFIL, A HIGHLY SELECTIVE PHOSPHODIESTERASE TYPE 5 (PDE5) INHIBITOR, AS AN ORAL MEDICATION FOR THE TREATMENT OF ERECTILE DYSFUNCTION. RESULTS FROM VIVUS' MOST RECENT PHASE 2 AT-HOME STUDY WITH AVANAFIL CONTINUED TO SUPPORT THE RAPID ABSORPTION AND ONSET OF ACTION SEEN IN AN EARLIER IN-CLINIC TRIAL.

EXTENSIVE PATENT COVERAGE FOR THE USE OF LOCAL VASODILATORS TO TREAT SEXUAL DYSFUNCTION IN MEN AND WOMEN.



VIVUS

HAS 33 ISSUED PATENTS IN THE U.S. AND 8 PENDING. INTERNATIONALLY VIVUS HOLDS 3 PATENTS AND WORLDWIDE THERE ARE NUMEROUS PATENTS PENDING.

DEAR SHAREHOLDERS

2003 was an important year for VIVUS and 2004 is off to a dynamic start. Results from our Phase 2 ALISTA™ trials as well as positive feedback from the FDA put us in a solid position to move forward with the ALISTA development program. Our Phase 2 head-to-head study comparing avanafil (formerly known as TA-1790) with Viagra® has again demonstrated the rapid onset seen in previous trials. We were also pleased to enter into licensing agreements with Acrux Ltd. giving VIVUS two products in late stage clinical development, Testosterone MDTS® and Estradiol MDTS® Our innovation, dedication and hard work have been the key to our success in the past and will continue to guide us in the future.

VIVUS ended 2003 in a strong financial position. We increased our financial strength through the conscientious control of expenditures, a successful equity offering that raised $16.4 million in May, and through the collection of a $4 million arbitration award in October. These efforts boosted our cash balance to a total of $48.3 million at the end of 2003. Total sales of MUSE®, our product for erectile dysfunction, remained steady with international sales finishing at twice what we had forecasted for the year.

VIVUS was also successful during 2003 in reaching clinical milestones. We completed Phase 2 development for ALISTA, our treatment for female sexual arousal disorder (FSAD), and plan to begin a Phase 3 clinical trial in post-menopausal women mid-year 2004. In addition, we initiated a clinical trial in pre-menopausal women and anticipate results in mid 2004.

In February 2004, we announced results from a Phase 2 at-home efficacy study for avanafil, our oral treatment for erectile dysfunction, which demonstrated an average onset of action of approximately 20 minutes. Clinical studies exploring important dose ranging and drug interactions will begin in 2004, with results scheduled to be available in 2005. We also sponsored a proof-of-concept study at the Cleveland Clinic Foundation, which demonstrated that MUSE has the potential to help men return to normal erectile function after undergoing a radical prostatectomy. We see this as an opportunity to increase MUSE sales in the future and plan to initiate additional clinical studies with premier prostate cancer surgeons in three additional U.S. hospitals.

We move into 2004 with an enhanced executive team. Larry J. Strauss, Chief Financial Officer, joined VIVUS last September after many years as a senior executive in the



medical device and pharmaceutical industries. In December, VIVUS also announced the addition of James R. Nickel, M.D., as Vice President of Clinical Medicine. Dr. Nickel brings to VIVUS significant clinical and regulatory experience.

In February 2004, we executed licensing agreements with Acrux Ltd., a Melbourne, Australia-based specialty pharmaceutical company, giving VIVUS the exclusive U.S. commercialization rights to two exciting products. Both products utilize a novel, patented, transdermal drug delivery spray that provides a convenient, accurate and effective means of delivering estradiol and testosterone. Estradiol MDTS, scheduled to enter Phase 3 in late 2004, is being developed to alleviate symptoms associated with menopause. Testosterone MDTS, currently in Phase 2 trials, is being developed for the treatment of low sexual desire in women. We see this as a tremendous opportunity for VIVUS since there are an estimated 10 million women in the U.S. with low sexual desire and there are currently no FDA approved therapies for this condition.

The momentum at VIVUS continues. Our progress thus far demonstrates our dedication to accomplishing our goals and increasing shareholder value. We look forward to communicating with you on our progress and continued success during the course of the coming year.

Sincerely,

Leland F. Wilson

Virgil A. Place, M.D.

SELECTED FINANCIAL DATA 38
MANAGEMENT'S DISCUSSION AND ANALYSIS 40
INDEPENDENT AUDITORS' REPORT 52
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS 53
CONSOLIDATED BALANCE SHEETS 54
CONSOLIDATED STATEMENTS OF OPERATIONS 55
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY 56
CONSOLIDATED STATEMENTS OF CASH FLOWS 58
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 60
VALUATION AND QUALIFYING ACCOUNTS 79
CORPORATE INFORMATION 80

Selected Financial Data
(In thousands, except per share and employee data)

Income Statement Data:	[redacted]
Product revenue — United States	
Product revenue — International	
Other revenue	
Milestone revenue	
Returns provision	
Total revenue	
Gross profit	
Operating expenses:	
Research and development	
Selling, general and administrative	
Other restructuring (income)	
Total operating expenses	
Income (loss) from operations	
Interest and other income	
Income (loss) before taxes	
Net income (loss)	
Net income (loss) per diluted share	
Shares used in per share computation	
Balance Sheet Data (at year end):	
Working capital	
Total assets	
Accumulated deficit	
Stockholders' equity	
Other Financial Data:	
Common shares outstanding	
Number of employees	

	Year Ended December 31				
	2003	2002	2001	2000	1999
	$ 20,768	$ 22,982	$ 20,764	$ 22,474	$ 21,168
	3,452	1,387	4,041	5,200	19,996
	5,033	—	—	—	3,142
	—	—	—	—	8,000
	(1,815)	(2,020)	(1,204)	(1,181)	(9,118)
	27,438	22,349	23,601	26,493	43,188
	16,445	11,142	10,668	18,427	30,819
	7,724	13,281	12,324	4,670	7,884
	9,839	10,556	9,314	8,655	6,332
	—	—	—	(903)	(1,193)
	17,563	23,837	21,638	12,422	13,023
	(1,118)	(12,695)	(10,970)	6,005	17,796
	773	1,211	2,171	2,541	1,994
	$ (345)	$ (11,484)	$ (8,799)	$ 8,546	$ 19,790
	$ (26)	$ (10,566)	$ (7,070)	$ 7,691	$ 18,801
	$ (0.00)	$ (0.32)	$ (0.22)	$ 0.23	$ 0.58
	35,884	32,907	32,572	33,428	32,507
	$ 30,099	$ 18,974	$ 14,898	$ 32,981	$ 26,616
	$ 65,697	$ 49,681	$ 58,574	$ 69,174	$ 68,760
	$ (100,960)	$ (100,934)	$ (90,368)	$ (83,298)	$ (90,989)
	$ 51,235	$ 34,385	$ 43,975	$ 50,187	$ 41,496
	37,788	32,999	32,693	32,461	32,211
	122	119	127	136	125

Management's Discussion and Analysis of Financial Conditions and Results of Operations

This Management's Discussion and Analysis of Financial Conditions and Results of Operations and other parts of this Form 10-K contain "forward-looking" statements that involve risks and uncertainties. These statements typically may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "planned," "estimated," and "potential," among others. All forward-looking statements included in this document are based on our current expectations, and we assume no obligation to update any such forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experiences to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of our business include but are not limited to: (1) our history of losses and variable quarterly results; (2) substantial competition; (3) risks related to the failure to protect our intellectual property and litigation in which we may become involved; (4) our reliance on sole source suppliers; (5) our limited sales and marketing efforts and our reliance on third parties; (6) failure to continue to develop innovative products; (7) risks related to noncompliance with United States Food and Drug Administration regulations; and (8) other factors that are described from time to time in our periodic filings with the Securities and Exchange Commission, including those set forth in this filing as "Risk Factors Affecting Operations and Future Results."

All percentage amounts and ratios were calculated using the underlying data in thousands. Operating results for the year ended December 31, 2003, are not necessarily indicative of the results that may be expected for future fiscal years. The following discussion and analysis should be read in conjunction with our historical financial statements and the notes to those financial statements that are included in Item 8 of Part II of this Form 10-K.

Overview

VIVUS, Inc. is a specialty pharmaceutical company focused on the research, development and commercialization of products to restore sexual function in men and women. In addition to its currently marketed therapies, VIVUS has a pipeline that includes both new chemical entities and existing compounds that are being developed to address unmet medical needs. VIVUS' business strategy is to apply its scientific and medical expertise to identify, develop and commercialize therapies that restore sexual function. In the United States, VIVUS markets MUSE® (alprostadil) and ACTIS®, two products for the treatment of erectile dysfunction. We have entered into supply agreements with Meda AB (Stockholm:MEDAa.ST) to market and distribute MUSE and ACTIS in all Member States of the European Union, the Baltic States, the Czech Republic, Hungary, Iceland, Norway, Poland, Switzerland and Turkey. In Canada, we have entered into a license and supply agreement with Paladin Labs, Inc. (TSE:PLB) for the marketing and distribution of MUSE.

We currently have four significant research and development programs in progress targeting male and female sexual function:

- ALISTA™ to treat female sexual arousal disorder;
- Estradiol MDTS®, a therapy for women experiencing symptoms associated with menopause;
- Testosterone MDTS® for treating women with low sexual desire; and
- Avanafil, formerly known as TA-1790, for the treatment of erectile dysfunction.

The first two programs are in Phase 3 clinical development and the last two are in Phase 2 clinical development. We believe that each of these programs addresses either established markets with sales in excess of $1.0 billion annually or potential markets with sales that could exceed $1.0 billion annually.

We made progress in our development programs in 2001. Our first Phase 2 clinical study to evaluate the safety of and response to ALISTA, our product for the treatment of female sexual arousal disorder, was successfully completed and demonstrated a significant increase versus placebo and baseline in sexual response. We filed an Investigational New Drug application to initiate a clinical study to evaluate the safety and erectile response to oral avanafil in men with erectile dysfunction. Prescriptions for MUSE in the United States increased by 2% in the last six months of 2001, as compared to the first six months of 2001.

Our development programs continued in 2002. An expanded Phase 2 study designed to evaluate the safety and efficacy of ALISTA when used by women with female sexual arousal disorder at home with their partner began in the first quarter of 2002 and dosing was completed in February 2003. We completed a single dose trial to evaluate the safety of and erectile response to oral avanafil in men with erectile dysfunction. Clinical data from this study demonstrated that avanafil was capable of restoring penile function in men with erectile dysfunction. We also began pre-clinical development work on a transurethral formulation of avanafil, alone and in combination with alprostadil, for the treatment of erectile dysfunction. VIVUS' cash and cash equivalents decreased by $6.9 million during 2002. We signed an international supply agreement with Meda AB for the marketing of MUSE internationally. United States MUSE sales units increased 6.7% over 2001 levels.

In 2003, we strengthened our cash position to support upcoming clinical trials by completing a private placement of 4,375,000 shares of common stock for aggregate net proceeds of $16.4 million. Our cash position also increased by an additional $4.0 million as a result of the resolution in the third quarter of our arbitration claim against Janssen Pharmaceutica International with the American Arbitration Association. Although United States MUSE sales units declined 12% from 2002 levels, international sales units increased 126% during 2003, resulting in equivalent product revenue in 2003 as compared to 2002. The results of our expanded Phase 2 ALISTA study discussed previously demonstrated a statistically significant improvement in satisfactory sexual arousal and/or orgasm in postmenopausal women who were treated with the 400 mcg dose of ALISTA. We initiated a second at-home clinical study for ALISTA designed to evaluate the efficacy and safety of ALISTA when used at home by premenopausal women with female sexual arousal disorder. In July 2003, we began enrolling patients in an at-home, prospective, randomized, double blind, direct comparator clinical trial to evaluate the safety, efficacy, and onset of action of avanafil versus Viagra in men with erectile dysfunction. Subjects in the clinical trial had erections sufficient to achieve vaginal penetration on approximately 80% of the attempts with both avanafil and Viagra. The attempts with both products occurred within an average of 20 minutes of dosing.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to product returns, doubtful accounts, income taxes, restructuring, inventories and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition: We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

Product Returns: We record reserves for anticipated returns of expired or damaged product in the United States. We follow this method since reasonably dependable estimates of product returns can be made based on historical experience and our monitoring of inventory levels in the wholesale distribution channel. Revisions in returns estimates are charged to income in the period in which the facts that give rise to the revision become known. There is no right-of-return on product sold internationally subsequent to shipment, thus no returns reserve is needed.

Allowance for Doubtful Accounts: We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Income Taxes: We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. For all periods presented, we have recorded a full valuation allowance against our net deferred tax asset. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have also recorded income taxes payable for estimated current tax liabilities. We monitor these estimated liabilities and adjust them as conditions warrant.

Restructuring: In 1998, we experienced a significant restructuring and recorded restructuring related reserves for severance and employee costs, inventory obsolescence, raw material purchase commitments, property and related commitments, marketing commitments and other commitments. We monitor the adequacy of these liabilities and have made periodic adjustments as conditions have changed.

Inventories: We record inventory reserves for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. During the quarter ended September 30, 1998, the Company established significant reserves against its inventory to align with new estimates of expected future demand for MUSE. The Company had built up its inventory level prior to and after the launch of Viagra and had not anticipated the impact that Viagra would have on the demand for MUSE. As of December 31, 2003, the remaining inventory reserve balance is $5.6 million. This remaining balance is related to the raw materials inventory that the Company previously estimated would not be used. Some portion of the fully reserved inventory will now be used in production. To the extent that this inventory is used in production, it will be charged to cost of goods sold at a zero basis, which will have a favorable impact on gross profit.

Available-for-Sale Securities: Available-for-sale securities represent investments in debt securities that are stated at fair value. We restrict our cash investments to:

- Direct obligations of the United States Treasury;
- Federal Agency securities which carry the direct or implied guarantee of the United States government; and
- Corporate securities, including commercial paper, rated A1/P1 or better.

The difference between amortized cost (cost adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income) and fair value, representing unrealized holding gains or losses, are recorded in "Accumulated Other Comprehensive (Loss) Income," a separate component of stockholders' equity until realized.

The Company's policy is to record investments in debt securities as available-for-sale because the sale of such securities may be required prior to maturity. Any gains and losses on the sale of debt securities are determined on a specific identification basis and are included in interest and other income in the accompanying consolidated statements of operations. Available-for-sale securities with original maturities beyond one year from the balance sheet date are classified as non-current.

Contingencies and Litigation: We are periodically involved in disputes and litigation related to a variety of matters. When it is probable that we will experience a loss, and that loss is quantifiable, we record appropriate reserves.

Results of Operations

Years Ended December 31, 2003 and 2002

For the year ended December 31, 2003, the Company reported a net loss of ($26,000), or ($0.00) net loss per share as compared to a net loss of ($10.6) million or ($0.32) net loss per share for the year ended December 31, 2002. The decrease in the net loss in 2003 is due primarily to revenue recognized as the result of the resolution of our arbitration claim against Janssen Pharmaceutica in the third quarter of 2003. Reduced operating expenses also contributed to the lower loss.

The Company anticipates losses over the next several years. The Company generally does not expect increases in MUSE sales, and the Company will continue to invest in clinical development of its current research and development pipeline in an attempt to bring those potential products to market.

United States product revenue for the year ended December 31, 2003 was $20.8 million, as compared to $23.0 million for the year ended December 31, 2002. The decrease was primarily due to a 12.3% decrease in the number of MUSE units sold in 2003 versus 2002.

International revenue was $3.5 million for the year ended December 31, 2003, compared to $1.4 million for the same period in 2002. Higher international product revenue in 2003 was due to a full year of sales to our international distribution partner, Meda. Initial shipments to Meda began in the fourth quarter of 2002.

Other revenue was $5.0 million due to the resolution of the Company's arbitration claim against Janssen Pharmaceutica with the American Arbitration Association related to payments owing to VIVUS under a previously terminated distribution agreement between the companies. $3.7 million represents amounts due from Janssen Pharmaceutica under the arbitration award. The remaining $1.3 million results from recognizing Janssen Pharmaceutica related revenue that was previously deferred pending the outcome of the arbitration.

In 2003 and 2002, the charge for actual and anticipated returns of product was $1.8 million and $2.0 million, respectively. The decrease in 2003 was due to lower United States revenue as discussed above. Product return data through the first quarter of 2002 indicated an increase to the returns reserve was warranted. Approximately $403,000 of the returns provision recorded in 2002 reflects the required increase to the product returns liability for sales made from January 2000 through December 2001. The charge for actual and anticipated returns was increased to 7% of United States gross sales as of January 2002.

Cost of goods sold for the year ended December 31, 2003 was $11.0 million, compared to $11.2 million for the same period in 2002. During 2003, we used certain raw material inventory, the cost basis of which had been reduced to zero in prior years. This had a favorable impact on our gross profit during 2003 of $1.2 million. The 2002 amount includes a reduction in cost of goods sold of $802,000 as a result of settlements of previously recognized purchase commitment liabilities for our major raw material, alprostadil. Adjusting for these items, comparative gross margins, excluding "other revenue" from the calculation, for the twelve months ended December 31, 2003 versus 2002 were 45.6% and 46.3%, respectively. The slight decline in margins year over year was attributable to an increase in international sales in 2003 which carried lower margins than United States sales.

Research and development expenses for the year ended December 31, 2003 were $7.7 million, $5.6 million lower than the same period in the previous year. The decrease is due to greater clinical trial activity in 2002 as compared to 2003. The Company currently does not expect to recognize revenues from sales of any new products being developed through research and development efforts until 2007 at the earliest.

Selling, general and administrative expenses for the year ended December 31, 2003 were $9.8 million, compared to $10.6 million in the year ended December 31, 2002. The decrease is primarily due to the reimbursement in 2003 by Janssen Pharmaceutica of legal fees and other expenses totaling $323,000 related to the Janssen Pharmaceutica arbitration that were previously expensed in 2002.

Interest income for the year ended December 31, 2003 was $708,000, as compared to $1.3 million for the year ended December 31, 2002. Despite the increase in our investments, lower interest rates contributed to the reduction in interest income.

We recorded a tax benefit of $319,000 for 2003 based on an updated estimate of our net tax liabilities. In 2002, we recorded a tax benefit of $918,000 based on an updated estimate of our net tax liabilities as well as filing for a refund of previously paid alternative minimum taxes which became available due to a 2002 tax law change.

Years Ended December 31, 2002 and 2001

For the year ended December 31, 2002, the Company reported a net loss of ($10.6) million, or ($0.32) net loss per share as compared to a net loss of ($6.9) million, or a ($0.22) net loss per share for the year ended December 31, 2001. Lower international revenue, decreased interest income and spending for research and development contributed to the higher loss in 2002.

United States product revenue for the year ended December 31, 2002 was $23.0 million, as compared to $20.8 million for the year ended December 31, 2001. Approximately $724,000 of the increase to United States revenue was attributable to a 4% price increase VIVUS implemented at the end of March 2002. The remainder of the increase was due to a 6.7% increase in the number of MUSE units sold in 2002 versus 2001.

International revenue was $1.4 million for the year ended December 31, 2002, compared to $4.0 million for the same period in 2001. Lower international product revenue in 2002 was due to a decrease in product demand by our previous international distributor in anticipation of the transition to our distribution partner, Meda AB.

In 2002 and 2001, the charge for actual and anticipated returns of product was $2.0 million and $1.2 million, respectively. Product return data through the first quarter of 2002 indicated an increase to the returns reserve was warranted. Approximately $403,000 of the returns provision recorded in 2002 reflects the required increase to the product returns liability for sales made from January 2000 through December 2001. The charge for actual and anticipated returns was increased to 7% of United States gross sales as of January 2002.

Cost of goods sold for the year ended December 31, 2002 was $11.2 million, compared to $12.9 million for the same period in 2001. The 2002 amount includes a reduction in cost of goods sold of $802,000 as a result of settlements of previously recognized purchase commitment liabilities for our major raw material, alprostadil. Adjusting for this item, comparative gross margins for the twelve months ended December 31, 2002 versus 2001 were 46.3% and 45.2%, respectively.

Research and development expenses for the year ended December 31, 2002 were $13.3 million, $1.0 million higher than the same period in the previous year, which included a $5.0 million payment to Tanabe Seiyaku for licensing the proprietary compound avanafil, formerly known as TA-1790. If not for this $5.0 million expense, research and development costs in 2002 would have been $6.0 million higher than the same period in 2001 due to increased expenditures for clinical development of our current pipeline.

Selling, general and administrative expenses for the year ended December 31, 2002 were $10.6 million, compared to $9.3 million in the year ended December 31, 2001. The increase is due to increased investment in United States sales and marketing efforts and legal expenses relating to the Janssen Pharmaceutica arbitration hearing.

Interest income for the year ended December 31, 2002 was $1.3 million as compared to $2.1 million in the year ended December 31, 2001. The $6.9 million reduction in cash and lower interest rates contributed to the reduction in interest income.

We recorded a tax benefit of $918,000 for 2002 based on an updated estimate of our net tax liabilities as well as filing for a refund of previously paid alternative minimum taxes which became available due to a 2002 tax law change. In 2001, we recorded a tax benefit of $1.7 million based on an updated estimate of net tax liabilities.

Liquidity and Capital Resources

Unrestricted cash, cash equivalents and available-for-sale securities totaled $48.3 million at December 31, 2003, compared with $29.8 million at December 31, 2002. The increase during 2003 was primarily due to the net proceeds of $16.4 million from the sale of our common stock in a private placement in May 2003. Additionally, VIVUS received $4.0 million of cash in November 2003 as a result of the resolution of our arbitration claim against Janssen Pharmaceutica. The $4.0 million consisted of $3.7 million for manufactured inventory and lost profits, and $323,000 for legal fees and other related expenses.

Since inception, we have financed operations primarily from the issuance of equity securities. Through December 31, 2003, VIVUS raised $173.0 million from financing activities and had an accumulated deficit of $101.0 million.

The Company focuses on liquidity and capital preservation in its investments in available-for-sale securities. The Company restricts its cash investments to:

- Direct obligations of the United States Treasury;
- Federal Agency securities which carry the direct or implied guarantee of the United States government; and
- Corporate securities, including commercial paper, rated A1/P1 or better.

The Company sequences the maturities of its investments consistent with its cash forecasts. The weighted average maturity of the portfolio is not to exceed 18 months. As investments mature, the Company re-invests the money by purchasing additional securities. As the Company needs cash for its operating expenses, it sells such investment securities. Because the Company sequences maturities consistent with its cash forecasts, realized gains and losses on the sales of securities are typically insignificant.

Accounts receivable (net of allowance for doubtful accounts) at December 31, 2003 was $1.6 million, as compared to $3.6 million at December 31, 2002. The 55.8% decrease in the accounts receivable balance at December 31, 2003 is due to a 53.2% decrease in the number of units sold in December 2003 as compared to December 2002. Currently, the Company does not have any significant concerns related to accounts receivable or collections.

Total liabilities were $14.5 million at December 31, 2003, compared with $15.3 million at December 31, 2002. Accounts payable increased $1.1 million primarily due to a shipment of alprostadil received in mid-December. Accrued liabilities decreased $1.3 million due to recognizing Janssen Pharmaceutica related revenue that was previously deferred pending the outcome of the arbitration and by $905,000 due to a decrease in research and clinical activities during 2003. These decreases were offset slightly by an overall $652,000 increase in the product returns liability due to less product being returned during 2003.

Our operating activities provided $1.9 million of cash during the twelve months ended December 31, 2003 and used $7.6 million of cash during the twelve months ended December 31, 2002. The cash provided in 2003 can be attributed to a $2.1 million decrease in our accounts receivable balance and $2.1 million of non-cash depreciation expense included in our $26,000 net loss, offset by an increase in our inventories due to the purchase of $2.1 million worth of alprostadil. In 2002, operating expenses, particularly research and development expenses, were higher than revenues from product sales accounting for the use of cash.

Net cash used for investing activities was $18.1 million during the twelve months ended December 31, 2003. This related primarily to the investment of the proceeds from our private placement of stock. Net cash provided by investing activities was $7.4 million for the same period in 2002 as we used invested funds to offset cash used in operations.

Financing activities provided cash of $17.1 million and $913,000 during the years ended December 31, 2003 and 2002, respectively. These amounts include the proceeds from the exercise of stock options and the sale of stock under our Employee Stock Purchase Plan in both 2003 and 2002. Additionally, during the second quarter of 2003, VIVUS completed a private placement of 4,375,000 shares of common stock for aggregate net proceeds of $16.4 million. The shares of common stock were sold at $4.00 per share, an approximate 9% discount to the five-day trailing average ended May 21, 2003.

We anticipate that our existing capital resources combined with anticipated future cash flows will be sufficient to support our operating needs for at least the coming year. However, we anticipate that we will be required to obtain additional financing to fund the development of our research and development pipeline in future periods as well as to support the possible launch of any future products. In particular, other substantial payments will be made in accordance with the agreement for licensing from Acrux Ltd. and for licensing the compound avanafil, formerly known as TA-1790. These payments are based on certain development, regulatory and sales milestones. In addition, royalty payments would be required on any future product sales.

We expect to evaluate potential financing sources, including, but not limited to, the issuance of additional equity or debt securities, corporate alliances, joint ventures, and licensing agreements to fund the development and possible commercial launch of any future products. The sale of additional equity securities would result in additional dilution to VIVUS' stockholders. Our working capital and additional funding requirements will depend upon numerous factors, including:

- the progress of our research and development programs;
- the timing and results of pre-clinical testing and clinical trials;
- results of operations;
- demand for MUSE;
- technological advances;
- the level of resources that we devote to our sales and marketing capabilities; and
- the activities of competitors.

Recent Accounting Pronouncements

We adopted Statement of Financial Accounting Standards, or SFAS, No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* and SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* as well as Staff Accounting Bulletin No. 104, *Revenue Recognition, corrected copy* in 2003. Adoption of these pronouncements did not impact our financial statements.

Overview of Contractual Obligations

Contractual Obligations	Payments Due by Period (in thousands)				
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating Leases [(1)]	4,074	1,280	2,794	—	—
Purchases [(2)]	6,120	1,530	3,825	765	—
Other Long Term Liabilities [(3)]	3,021	—	—	3,021	—
Total	13,215	2,810	6,619	3,786	—

(1) The Company leases its manufacturing facilities in Lakewood, New Jersey under a non-cancelable operating lease expiring in 2007 and has the option to extend this lease for one additional renewal term of five years. In January 2000, the Company entered into a seven-year lease for its corporate headquarters in Mountain View, California, which expires in January 2007.

(2) In November 2002, the Company entered into a manufacturing agreement to purchase raw materials from a supplier beginning in 2003 and ending in 2008. In 2003, the Company purchased $2.1 million of product and is committed to purchase a minimum total of $3.8 million of product from 2004 through 2008.
In January 2004, the Company entered into a manufacturing agreement to purchase raw materials from an additional supplier beginning in 2004 and ending in 2006. The Company will be required to purchase a minimum total of $2.3 million of product from 2004 through 2006.

(3) Other Long Term Liabilities relates to the restoration liability for our leased manufacturing facilities. This liability will remain in effect through the end of the lease term, including any renewals. The Company has exercised its first option to renew the original lease, thereby extending any cash payments to be made relating to this liability out to 2007. The second renewal term, if exercised, would then extend the liability out an additional five years, to 2012.

Off-Balance Sheet Financing and Related Party Transactions

VIVUS has not entered into any off-balance sheet financing arrangements and has not established any special purpose entities. VIVUS has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets. The only transaction between VIVUS and a related party during 2003 was Mario M. Rosati, one of our directors, who is also a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which has served as our outside corporate counsel since our formation and has received compensation at normal commercial rates for these services.

Dividend Policy

The Company has not paid any dividends since its inception and does not intend to declare or pay any dividends on its common stock in the foreseeable future. Declaration or payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results and current and anticipated cash needs.

Quantitative and Qualitative Disclosures about Market Risk

The Securities and Exchange Commission's rule related to market risk disclosure requires that we describe and quantify our potential losses from market risk sensitive instruments attributable to reasonably possible market changes. Market risk sensitive instruments include all financial or commodity instruments and other financial instruments that are sensitive to future changes in interest rates, currency exchange rates, commodity prices or other market factors. VIVUS is not exposed to market risks from changes in foreign currency exchange rates or commodity prices. We do not hold derivative financial instruments nor do we hold securities for trading or speculative purposes. At December 31, 2003 and 2002, we had no debt outstanding, and consequently VIVUS currently has no risk exposure associated with increasing interest rates. VIVUS, however, is exposed to changes in interest rates on our investments in cash equivalents and available-for-sale securities. A significant portion of all of our investments in cash equivalents and available-for-sale securities are in money market funds that hold short-term investment grade commercial paper, treasury bills or other United States government obligations. Currently, this reduces our exposure to long-term interest rate changes.

Independent Auditors' Report

The Board of Directors and Stockholders of VIVUS, Inc.:

We have audited the accompanying consolidated balance sheet of VIVUS, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations and other comprehensive (loss), stockholders' equity, and cash flows for the years then ended. In connection with our audits of the consolidated financial statements, we also have audited the 2003 and 2002 financial statement schedule as listed in Item 15(a)2. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. The 2001 consolidated financial statements and financial statement schedule of VIVUS, Inc. and subsidiaries were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and financial statement schedule in their report dated January 17, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of VIVUS Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related 2003 and 2002 financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/KPMG LLP
San Francisco, California
January 22, 2004

Report of Independent Public Accountants

The following is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Company's filing on Form 10-K for the fiscal year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP.

To the Stockholders and Board of Directors of VIVUS, Inc.:

We have audited the accompanying consolidated balance sheets of VIVUS, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VIVUS, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed under Schedule II is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/Arthur Andersen LLP
San Jose, California
January 17, 2002

Consolidated Balance Sheets

(In thousands, except par value)

	December 31	
	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 13,097	$ 12,296
Available-for-sale securities	21,488	11,206
Accounts receivable (net of allowance for doubtful accounts of $68 and $145 at December 31, 2003 and 2002, respectively)	1,588	3,592
Inventories, net	3,109	1,358
Prepaid expenses and other assets	1,108	1,497
Total current assets	40,390	29,949
Property and equipment, net	8,220	10,084
Restricted cash	3,324	3,324
Available-for-sale securities, non-current	13,763	6,324
Total assets	$ 65,697	$ 49,681
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,917	$ 1,866
Accrued and other liabilities	7,374	9,109
Total current liabilities	10,291	10,975
Accrued and other long-term liabilities	4,171	4,321
Total liabilities	14,462	15,296
Stockholders' equity:		
Preferred stock; $1.00 par value; shares authorized — 5,000 at December 31, 2003 and 2002; shares issued and outstanding — 0 at December 31, 2003 and 2002	—	—
Common stock; $.001 par value; shares authorized — 200,000 at December 31, 2003 and 2002; shares issued and outstanding — 37,788 at December 31, 2003 and 32,999 at December 31, 2002	38	33
Additional paid-in capital	152,093	135,005
Accumulated other comprehensive income	64	281
Accumulated deficit	(100,960)	(100,934)
Total stockholders' equity	51,235	34,385
Total liabilities and stockholders' equity	$ 65,697	$ 49,681

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Other Comprehensive (Loss)

(In thousands, except per share data)

	December 31		
	2003	2002	2001
Revenue			
United States product	$ 20,768	$ 22,982	$ 20,764
International product	3,452	1,387	4,041
Other revenue	5,033	—	—
Returns provision	(1,815)	(2,020)	(1,204)
Total revenue	27,438	22,349	23,601
Cost of goods sold	10,993	11,207	12,933
Gross profit	16,445	11,142	10,668
Operating expenses:			
Research and development	7,724	13,281	12,324
Selling, general and administrative	9,839	10,556	9,314
Total operating expenses	17,563	23,837	21,638
(Loss) from operations	(1,118)	(12,695)	(10,970)
Interest and other income:			
Interest income	708	1,312	2,092
Gain (loss) on disposal of property and equipment	26	(134)	87
Foreign exchange gain (loss)	39	33	(8)
(Loss) before benefit for income taxes	(345)	(11,484)	(8,799)
Benefit for income taxes	319	918	1,729
Net (loss)	$ (26)	$ (10,566)	$ (7,070)
Other comprehensive (loss):			
Unrealized (loss) gain on securities, net of taxes	(217)	(41)	157
Comprehensive (loss)	$ (243)	$ (10,607)	$ (6,913)
Net (loss) per share:			
Basic	$ (0.00)	$ (0.32)	$ (0.22)
Diluted	$ (0.00)	$ (0.32)	$ (0.22)
Shares used in per share computation:			
Basic	35,884	32,907	32,572
Diluted	35,884	32,907	32,572

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholder's Equity
(In thousands)

[redacted]

Balances, December 31, 2000	
Sale of common stock through employee stock purchase plan	
Exercise of common stock options for cash	
Stock compensation costs	
Change in unrealized gain on securities, net of taxes	
Net (loss)	
Balances, December 31, 2001	
Sale of common stock through employee stock purchase plan	
Exercise of common stock options for cash	
Stock compensation costs	
Change in unrealized gain on securities, net of taxes	
Net (loss)	
Balances, December 31, 2002	
Sale of common stock through employee stock purchase plan	
Exercise of common stock options for cash	
Stock compensation costs	
Proceeds from private placement of common stock	
Issue costs for private placement of common stock	
Change in unrealized gain on securities, net of taxes	
Net (loss)	
Balances, December 31, 2003	

See accompanying notes to consolidated financial statements.

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	
	Shares	Amount	Capital	(Loss) Income	Deficit	Total
	32,461	32	$ 133,288	$ 165	$ (83,298)	$ 50,187
	117	1	319			320
	115		320			320
			61			61
				157		157
					(7,070)	(7,070)
	32,693	33	133,988	322	(90,368)	43,975
	106		289			289
	200		624			624
			104			104
				(41)		(41)
					(10,566)	(10,566)
	32,999	33	135,005	281	(100,934)	34,385
	108		325			325
	306		312			312
			39			39
	4,375	5	17,500			17,505
			(1,088)			(1,088)
				(217)		(217)
					(26)	(26)
	37,788	38	$ 152,093	$ 64	$ (100,960)	$ 51,235

Consolidated Statements of Cash Flows

(In thousands)

Cash flows from operating activities:	
Net (loss)	[redacted]
Adjustments to reconcile net (loss) to net cash provided by (used for) operating activities:	
Provision for doubtful accounts	[redacted]
Depreciation and amortization	[redacted]
Stock compensation costs	[redacted]
(Gain) loss on disposal of property and equipment	[redacted]
Changes in assets and liabilities:	
Accounts receivable	[redacted]
Inventories	[redacted]
Prepaid expenses and other assets	[redacted]
Accounts payable	[redacted]
Accrued and other liabilities	[redacted]
Net cash provided by (used for) operating activities	[redacted]
Cash flows from investing activities:	
Property and equipment purchases	[redacted]
Proceeds from sale of property and equipment	[redacted]
Investment purchases	[redacted]
Proceeds from sale/maturity of securities	[redacted]
Net cash (used for) provided by investing activities	[redacted]
Cash flows from financing activities:	
Sale of common stock through employee stock purchase plan	[redacted]
Exercise of common stock options	[redacted]
Proceeds of issuance of common stock	[redacted]
Net cash provided by financing activities	[redacted]
Net increase (decrease) in cash and cash equivalents	[redacted]
Cash and cash equivalents:	
Beginning of year	[redacted]
End of year	[redacted]
Non-cash investing and financing activities:	
Unrealized (loss) gain on securities	[redacted]
Supplemental cash flow disclosure:	
Income taxes paid (received)	[redacted]

See accompanying notes to consolidated financial statements.

	Year Ended December 31		
	2003	2002	2001
	$ (26)	$ (10,566)	$ (7,070)
	(77)	(87)	(72)
	2,074	2,288	2,252
	39	104	61
	(26)	134	(87)
	2,081	(1,191)	1,192
	(1,751)	1,742	1,945
	389	(717)	363
	1,051	625	(534)
	(1,885)	72	(3,854)
	1,869	(7,596)	(5,804)
	(225)	(169)	(336)
	41	41	87
	(42,798)	(10,567)	(34,958)
	24,860	18,129	22,680
	(18,122)	7,434	(12,527)
	325	289	320
	312	624	320
	16,417	—	—
	17,054	913	640
	801	751	(17,691)
	12,296	11,545	29,236
	$ 13,097	$ 12,296	$ 11,545
	$ (217)	$ (41)	$ 157
	$ (494)	$ (6)	$ (342)

Notes to Consolidated Financial Statements

Note 1. Business and Significant Accounting Policies

Business

VIVUS, Inc. was incorporated in 1991. The Company's objective is to become a global leader in the development and commercialization of products to restore sexual function in men and women.

The Company obtained clearance from the United States Food and Drug Administration to manufacture and market MUSE, a transurethral applicator used for treating erectile dysfunction, in the United States in November 1996. The Medicines and Healthcare products Regulatory Agency, formerly the Medicines Control Agency, approved MUSE for marketing in the United Kingdom in November 1997. MUSE has been approved in more than 40 countries around the globe.

During 1998, the Company experienced a significant decline in market demand for MUSE as the result of the introduction of Viagra® in April 1998. During the second and third quarters of 1998, the Company took significant steps to restructure its operation in an attempt to bring the cost structure in line with current and projected revenues. At December 31, 2003, the Company's accumulated deficit was approximately $101.0 million.

The Company primarily sells its products through wholesale channels in the United States. International sales are made only to the Company's international distributors. All transactions are denominated in United States dollars and the Company operates in a single segment reporting to the chief executive officer, based on the criteria of Statement of Financial Accounting Standards, or SFAS, No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of VIVUS, Inc., VIVUS International Limited, a wholly owned subsidiary, and VIVUS Ireland Limited, VIVUS UK Limited and VIVUS BV Limited, wholly owned subsidiaries of VIVUS International Limited. All significant inter-company transactions and balances have been eliminated in consolidation. On February 20, 2004, VIVUS Ireland was officially dissolved.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Available-for-Sale Securities: Available-for-sale securities represent investments in debt securities that are stated at fair value. The difference between amortized cost (cost adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income) and fair value, representing unrealized holding gains or losses, are recorded in "Accumulated Other Comprehensive (Loss) Income," a separate component of stockholders' equity until realized. The change in unrealized (losses) gains on investments included in accumulated other comprehensive (loss) income for 2003, 2002 and 2001, in thousands, are $(217), $(41), and $157, respectively.

The Company's policy is to record investments in debt securities as available-for-sale because the sale of such securities may be required prior to maturity. Any gains and losses on the sale of debt securities are determined on a specific identification basis and are included in interest and other income in the accompanying consolidated statements of operations and other comprehensive (loss). Available-for-sale securities with original maturities beyond one year from the balance sheet date are classified as non-current.

Inventories: Inventories are stated at the lower of cost (first-in, first-out basis) or market and consist of raw materials, work in process and finished goods. Cost includes material and conversion costs.

During the quarter ended September 30, 1998, the Company established significant reserves against its inventory to align with new estimates of expected future demand for MUSE. The Company had built up its inventory level prior to and after the launch of Viagra and had not anticipated the impact that Viagra would have on the demand for MUSE. The Company had anticipated sales to ultimately increase as a result of an expanding market for impotence products. Given the decline in demand for MUSE, in 1998 the Company recorded reserves of $16.0 million related to excess raw materials and future inventory purchase commitments for raw materials.

As of December 31, 2003, the remaining inventory reserve balance is $5.6 million. This remaining balance is related to the raw materials inventory that the Company previously estimated would not be used.

Some portion of the fully reserved inventory will now be used in production. In 2003, the Company used $1.2 million of its fully reserved raw materials inventory, and expects to continue to use the fully reserved raw materials inventory in future periods. The fully reserved raw materials are charged to cost of goods sold at a zero basis when used, which has a favorable impact on gross profit.

Prepaid Expenses and Other Assets: Prepaid expenses and other assets generally consist of deposits and prepayments for future services. Prepayments are expensed when the services are received.

Property and Equipment: Property and equipment is stated at cost and includes machinery and equipment, computers and software, furniture and fixtures and building improvements. For financial reporting, depreciation and amortization are computed using the straight-line method over estimated useful lives of two to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives or remaining lease term. Expenditures for repairs and maintenance, which do not extend the useful life of the property and equipment, are expensed as incurred. Upon retirement, the asset cost and related accumulated depreciation are relieved from the accompanying consolidated financial statements. Gains and losses associated with dispositions or impairment of equipment, vehicles and leasehold improvements are reflected as a component of other income, net in the accompanying consolidated statements of operations and other comprehensive (loss).

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Restricted Cash: The Company issued an irrevocable standby letter of credit for $3.3 million during the fourth quarter of 2000, in connection with its leased manufacturing facilities. The Company purchased a certificate of deposit as collateral for this letter of credit, which is restricted and not available for use in operations, and is presented accordingly as restricted cash in the non-current asset section of the accompanying consolidated balance sheets. This restriction will remain through the end of the lease term, including any renewals. The Company has exercised its first option to renew the original lease, thereby extending its commitment to 2007. The second renewal term, if exercised, would then extend the lease for an additional five years, to 2012.

Revenue Recognition: The Company recognizes revenue when the following four criteria are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred;
- the sales price is fixed or determinable; and
- collectibility is reasonably assured.

The Company recognizes revenue upon shipment when title passes to the customer and risk of loss is transferred to the customer. The Company does not have any post-shipment obligations.

United States: The Company primarily sells its products through the wholesale channel in the United States. The Company provides for discounts, rebates, returns and other adjustments in the same period the related product sales are recorded. Provisions for discounts, rebates, returns and other adjustments are based upon analysis of historical data. Each period the Company reviews its reserves for discounts, rebates, returns and other adjustments based on data available at that time. Any adjustment to these reserves results in changes to the amount of product sales revenue recognized in the period.

International: The Company has supply agreements with Meda AB to market and distribute MUSE® and ACTIS® internationally in all Member States of the European Union, the Baltic States, the Czech Republic, Hungary, Iceland, Norway, Poland, Switzerland and Turkey. In Canada, we have entered into a license and supply agreement with Paladin Labs, Inc. for the marketing and distribution of MUSE. Sales to our distribution partner, who supplies MUSE in the European marketplace, for the twelve months ended December 31, 2003, 2002 and 2001 were 92.1%, 81.4% and 95.3% of international sales, respectively. The balance of international sales was made to our Canadian distribution partner.

The Company invoices its international distributors based on an agreed transfer price per unit, which is subject to revision based on contractual formulas upon quarterly reconciliations. Final pricing for product shipments to international distributors is subject to contractual formulas based on the distributor's net realized price to its customers. The Company recognizes revenue at the lowest possible price, upon shipment, in accordance with contractual formulas. The Company recognizes additional revenue, if any, upon finalization of pricing with its international distributors. International distributors generally do not have the right to return products unless the products are damaged or defective.

The Company initially recorded $1.5 million of unearned revenue related to an upfront payment in accordance with the international supply agreement signed with Meda AB in September 2002. This amount is being recognized as income ratably over the term of the supply agreement. Through December 31, 2003, $200,000 has been recognized as revenue. As of December 31, 2003, the Company had also recorded deferred revenue of $131,000 representing amounts billed and received in excess of revenue recognized, related to sales to the Company's previous internationa. distributor.

In 2003, we recorded other revenue of $5.0 million due to the resolution of the Company's arbitration claim against Janssen Pharmaceutica with the American Arbitration Association related to payments owing to VIVUS under a previously terminated distribution agreement between the companies. $3.7 million represents amounts due from Janssen Pharmaceutica under the arbitration award. The remaining $1.3 million results from recognizing Janssen Pharmaceutica related revenue that was previously deferred pending the outcome of the arbitration.

Stock Option Plans: The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board, or APB, Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including Financial Accounting Standards Board, or FASB, Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25*, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock Based Compensation*, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans.
As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on the net loss if the fair-value-based method has been applied to all outstanding and unvested awards in each period.

	2003	2002	2001
Net (loss), as reported	$ (26)	$ (10,566)	$ (7,070)
Deduct total stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax	(1,763)	(1,820)	(916)
Pro forma net (loss)	$ (1,789)	$ (12,386)	$ (7,986)
Pro forma net (loss) per share:			
Basic	$ (0.05)	$ (0.38)	$ (0.25)
Diluted	$ (0.05)	$ (0.38)	$ (0.25)

The weighted-average fair value of options granted in 2003, 2002 and 2001 was $2.63, $5.64 and $2.10, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001: no dividend yield, expected volatility of 66%, 75% and 86%, respectively, risk-free interest rates of between 1% to 4%, 2% to 6% and 3% to 5%, respectively and an expected life of 5 years for all years.

Income Taxes: Income taxes are accounted for under the asset and liability method. The realization of deferred tax assets and liabilities is based on historical tax positions and expectations about future taxable income. Deferred income tax assets and liabilities are computed for differences between the financial statement carrying amount and tax basis of assets and liabilities based on enacted tax laws and rates applicable to the period in which differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

License Agreements: The Company has obtained rights to patented technologies under several licensing agreements. Non-refundable licensing payments made on technologies that are yet to be proven are expensed to research and development. Royalties paid associated with existing products are expensed to cost of goods sold when the liability is generated upon sale of product.

Net (Loss) Income Per Share: Basic (loss) earnings per share, or EPS, is computed using the weighted average number of common shares outstanding during the periods. Diluted EPS is based on the weighted average number of common and common equivalent shares, which represent shares that may be issued in the future upon the exercise of outstanding stock options under the treasury stock method. The computation of basic and diluted EPS for the years ended December 31, 2003, 2002 and 2001 are as follows:

(In thousands, except per share data)	2003	2002	2001
Net (loss)	$ (26)	$ (10,566)	$ (7,070)
Net (loss) per share — basic	$ (.00)	$ (.32)	$ (.22)
Effect of dilutive securities (stock options)	—	—	—
Net (loss) per share — diluted	$ (.00)	$ (.32)	$ (.22)
Shares used in the computation of net (loss) per share — basic	35,884	32,907	32,572
Effect of dilutive securities (stock options)	—	—	—
Diluted shares	35,884	32,907	32,572

Potentially dilutive options outstanding of 481,437, 1,153,276 and 589,655 at December 31, 2003, 2002 and 2001, respectively, are excluded from the computation of diluted EPS for 2003, 2002 and 2001 because the effect would have been antidilutive.

Recent Pronouncements: We adopted Statement of Financial Accounting Standards, or SFAS, No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* and SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* as well as Staff Accounting Bulletin No. 104, *Revenue Recognition, corrected copy* in 2003. Adoption of these pronouncements did not impact our financial statements.

Note 2. Available-for-Sale Securities

The fair value and the amortized cost of available-for-sale securities at December 31, 2003 and 2002 are presented in the tables that follow. Fair values are based on quoted market prices obtained from an independent broker. For each category of investment securities, the table presents gross unrealized holding gains and losses.

As of December 31, 2003 (in thousands):	Amortized Cost	Fair Market Value	Unrealized Holding Gains	Unrealized Holding Losses
United States government securities	$ 25,520	$ 25,587	$ 68	$ (1)
Corporate debt	9,667	9,664	4	(7)
Total	35,187	35,251	72	(8)
Amount classified as short-term	(21,428)	(21,488)	(68)	8
Amount classified as long-term	$ 13,759	$ 13,763	$ 4	$ (0)

As of December 31, 2002 (in thousands):	Amortized Cost	Fair Market Value	Unrealized Holding Gains	Unrealized Holding Losses
United States government securities	$ 11,051	$ 11,275	$ 224	$ —
Corporate debt	6,198	6,255	58	(1)
Total	17,249	17,530	282	(1)
Amount classified as short-term	(11,101)	(11,206)	(106)	1
Amount classified as long-term	$ 6,148	$ 6,324	$ 176	$ (0)

Maturity dates for long-term investments range from February 2005 through May 2006.

Note 3. Inventories

Inventories are recorded net of reserves of $5.6 million and $7.2 million as of December 31, 2003 and 2002, respectively, and consistF of (in thousands):

	2003	2002
Raw materials	$ 2,370	$ 393
Work in process	81	32
Finished goods	658	933
Inventory, net	$ 3,109	$ 1,358

Inventory balances at December 31, 2003 were $3.1 million as compared to $1.4 million at December 31, 2002. The increase is attributable to the purchase of $2.1 million worth of alprostadil during 2003.

As noted above, the Company has recorded significant reserves against the carrying value of its inventories. The reserves relate primarily to raw materials inventory that the Company previously estimated would not be used. Some portion of the fully reserved inventory will now be used in production. In 2003, the Company used $1.2 million of its fully reserved raw materials inventory and expects to continue to use the fully reserved raw materials inventory in future periods. Fully reserved raw materials are charged to cost of goods sold at a zero basis when used, which has a favorable impact on gross profit.

Note 4. Property and Equipment

Property and equipment as of December 31, 2003 and 2002, respectively, consist of (in thousands):

	2003	2002
Machinery and equipment	$ 18,168	$ 18,144
Computers and software	2,523	2,414
Furniture and fixtures	1,251	1,249
Building improvements	11,941	11,916
	33,883	33,723
Accumulated depreciation	(25,663)	(23,639)
Property and equipment net	$ 8,220	$ 10,084

For the years ended December 31, 2003, 2002 and 2001, depreciation expense was $2,074, $2,288 and $2,252, respectively.

Note 5. Accrued and Other Liabilities

Accrued and other liabilities as of December 31, 2003 and 2002, respectively, consist of (in thousands):

Short-term accrued and other liabilities	2003	2002
Product returns	$ 2,932	$ 2,280
Income taxes	1,216	1,554
Research and clinical expenses	458	1,363
Royalties	629	539
Deferred revenue	281	1,644
Employee compensation and benefits	1,249	1,129
Other	609	600
Total short-term accrued and other liabilities	$ 7,374	$ 9,109

Long-term accrued and other liabilities	2003	2002
Restructuring	$ 3,021	$ 3,021
Deferred revenue	1,150	1,300
Total long-term accrued and other liabilities	$ 4,171	$ 4,321

Note 6. Restructuring and Related Charges

During the second quarter of 1998, the Company recorded restructuring and related costs of $6.5 million. The charge included costs of $3.2 million resulting from the termination of certain marketing and promotional programs, a provision of $2.3 million for reductions in the Company's workforce that included severance compensation and benefit costs, and $1.0 million in write-downs of fixed assets.

During the third quarter of 1998, the Company took additional steps to restructure its operations and recorded $54.2 million of costs and write-downs in accordance with Emerging Issues Task Force, or EITF, 94-3. These charges included a $16.0 million write-down of inventory, primarily raw materials and commitments to buy raw materials, a $32.2 million write-down in property, and $6.0 million of other restructuring costs primarily related to personnel costs and operating lease commitments. The property write-downs were calculated in accordance with the provisions of SFAS No. 121 and represent the excess of the carrying value of property and equipment, primarily the Company's New Jersey manufacturing leaseholds and equipment, over the projected future discounted cash flows for the Company.

Activity in the restructuring and related reserves accounts in fiscal 2003 and 2002
(in thousands)

	Inventory and Related Commitments	Property and Related Commitments	Total
Balance at December 31, 2001	$ 902	$ 3,021	$ 3,923
Activity in 2002	(902)	—	(902)
Balance at December 31, 2002	0	3,021	3,021
Activity in 2003	—	—	—
Balance at December 31, 2003	$ 0	$ 3,021	$ 3,021

In 2002, the Company paid $100,000 and reversed $508,000 of the restructuring reserve related to inventory purchase commitments that were not required based on the outcome of negotiations with a supplier. The Company also reversed $294,000 of the restructuring reserve as a result of settlements of a liability for alprostadil purchase commitments. Accordingly, cost of goods sold was reduced by $802,000 as a result of these reserve reversals.

There was no activity in 2003.

The remaining balance in the restructuring reserve is related to the restoration liability for our leased manufacturing facilities. This liability will remain in effect through the end of the lease term, including any renewals. The Company has exercised its first option to renew the original lease, thereby extending any cash payments to be made relating to this liability out to 2007. The second renewal term, if exercised, would then extend the liability out an additional five years, to 2012.

Note 7. Stockholders' Equity

Common Stock

The Company is authorized to issue 200 million shares of common stock. As of December 31, 2003 and 2002, there were 37,788,365 and 32,999,167 shares, respectively, issued and outstanding.

Preferred Stock

The Company is authorized to issue 5 million shares of undesignated preferred stock with a par value of $1.00 per share. As of December 31, 2003 and 2002, there are no preferred shares issued or outstanding. The Company may issue shares of preferred stock in the future, without stockholder approval, upon such terms as the Company's management and Board of Directors may determine.

Note 8. Stock Option and Purchase Plans

Stock Option Plan

Under the 2001 Stock Option Plan, or the 2001 Plan, which was approved by the stockholders at the annual meeting held on June 5, 2002, the Company may grant incentive or non-statutory stock options or stock purchase rights, or SPRs. The maximum aggregate number of shares that may be optioned and sold under the 2001 Plan is 1,000,000 shares plus (a) any shares that have been reserved but not issued under the Company's 1991 Incentive Stock Option Plan, or the 1991 Plan; (b) any shares returned to the 1991 Plan as a result of termination of options or repurchase of shares issued under the 1991 Plan; and (c) an annual increase to be added on the first day of the Company's fiscal year beginning 2003, equal to the lesser of (i) 1,000,000 shares, (ii) 2.5% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board. The 2001 Plan allows the Company to grant incentive stock options to employees at not less than 100% of the fair market value of the stock (110% of fair market value for individuals who control more than 10% of the Company stock) at the date of grant, as determined by the Board of Directors. The 2001 Plan allows the Company to grant non-statutory stock options to employees, directors and consultants at a price to be determined by the Board of Directors. The term of the option is determined by the Board of Directors on the date of grant but shall not be longer than ten years. The 2001 Plan allows the Company to grant SPRs to employees and consultants. Sales of stock under SPRs are made pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. The Company has a right, but not the obligation, to repurchase the shares at the original sale price, which expires at a rate to be determined by the Board of Directors. As of December 31, 2003, no SPRs have been granted under the 2001 Plan.

Under the 2001 Plan, non-employee directors will receive an option to purchase 32,000 shares of common stock when they join the Board of Directors. These options vest 25% after one year and 25% annually thereafter. Each non-employee director shall automatically receive an option to purchase 8,000 shares of the Company's common stock annually upon their reelection and these options are fully exercisable ratably over eight months. Non-employee directors are also eligible to receive additional stock option grants.

Details of option activity under these plans are as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2000	3,234,955	$ 3.81
Granted	527,961	3.84
Exercised	(115,181)	2.78
Cancelled	(201,836)	7.57
Outstanding, December 31, 2001	3,445,899	$ 3.63
Granted	503,645	7.59
Exercised	(200,240)	3.12
Cancelled	(77,429)	5.03
Outstanding, December 31, 2002	3,671,875	$ 4.16
Granted	642,526	4.04
Exercised	(306,631)	1.02
Cancelled	(31,344)	4.95
Outstanding, December 31, 2003	3,976,426	$ 4.38

Options Outstanding		Options Exercisable			
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable December 31, 2003	Weighted-Average Exercise Price
$2.00–$3.88	1,592,620	4.7 years	$ 3.08	1,453,460	$ 3.02
$3.94–$4.50	1,359,815	5.9 years	$ 4.17	744,411	$ 4.33
$4.59–$8.08	1,023,991	6.1 years	$ 6.67	796,254	$ 6.33
$2.00–$8.08	3,976,426	5.5 years	$ 4.38	2,994,125	$ 4.23

At December 31, 2003, 3,205,657 options remain available for grant.

During 2003, an option to purchase 15,000 shares of common stock was granted to a research consultant. The fair value of the option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, expected volatility of 72%, risk-free interest rate of 2.93% and an expected life of 10 years.

During 2002, an option to purchase 15,000 shares of common stock was granted to a research consultant. The fair value of the option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, expected volatility of 86%, risk-free interest rate of 3.84% and an expected life of 10 years.

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company accounts for these plans under APB Opinion No. 25. Except for compensation expense recognized for options granted to research consultants as discussed above, no compensation cost has been recognized because the exercise price equaled the market value of stock on the date of grant. Options under these plans generally vest over four years, and all options expire after ten years.

Stock Purchase Plan

Under the 1994 Employee Stock Purchase Plan, or the Stock Purchase Plan, the Company reserved 800,000 shares of common stock for issuance to employees pursuant to the Stock Purchase Plan, under which eligible employees may authorize payroll deductions of up to 10% of their base compensation (as defined) to purchase common stock at a price equal to 85% of the lower of the fair market value as of the beginning or the end of the offering period.

At the annual meeting held on June 4, 2003, the stockholders approved amendments to the Stock Purchase Plan to (i) extend the original term of the Stock Purchase Plan by an additional 10 years such that the Stock Purchase Plan will now expire in April 2014 (subject to earlier termination as described in the Stock Purchase Plan) and (ii) increase the number of shares of Common Stock reserved for issuance under the Stock Purchase Plan by 600,000 shares to a new total of 1,400,000 (collectively referred to herein as the 1994 Purchase Plan Amendments).

As of December 31, 2003, 716,751 shares have been issued to employees and there are 683,249 available for issuance under the Stock Purchase Plan. During 2003, the weighted average fair market value of shares issued under the Stock Purchase Plan was $3.02 per share.

Note 9. License Agreements

In January 2001, the Company entered into a licensing agreement for a proprietary phosphodiesterase type 5 (PDE5) inhibitor for the oral and local treatment of male and female sexual dysfunction. Up-front, non-refundable payments totaling $5 million were made and expensed to research and development upon execution of this agreement. Other substantial payments are required to be made based on certain development, regulatory and sales milestones. No payments were made through 2003, as the Company has not reached the next development stage based on the agreement. In addition, royalty payments would be required on any future product sales.

The Company has entered into several agreements to license patented technologies that are essential to the development and production of the Company's transurethral products for the treatment of ED. These agreements generally required milestone payments during the development period. In connection with these agreements, the Company is obligated to pay royalties on product sales covered by the license agreements (4% of United States and Canadian product sales and 3% of sales elsewhere in the world). In 2003, 2002 and 2001, the Company recorded royalty expenses, in thousands, of $952, $978, and $959, respectively, as cost of goods sold based on product sales.

Note 10. Commitments

The Company leases its manufacturing facilities in Lakewood, New Jersey under a non-cancelable operating lease expiring in 2007 and has the option to extend this lease for one additional renewal term of five years. In January 2000, the Company entered into a seven-year lease for its corporate headquarters in Mountain View, California, which expires in January 2007.

Future minimum lease payments under operating leases are as follows (in thousands):

2004	$ 1,280
2005	1,318
2006	1,359
2007	117
	$ 4,074

Rent expense, in thousands, under operating leases totaled $1,252, $1,342, and $1,263 for the years ended December 31, 2003, 2002, 2001, respectively.

In November 2002, the Company entered into a manufacturing agreement to purchase raw materials from a supplier beginning in 2003 and ending in 2008. In 2003, the Company purchased $2.1 million of product and is committed to purchase a minimum total of $3.8 million of product from 2004 through 2008.

In January 2004, the Company entered into a manufacturing agreement to purchase raw materials from an additional supplier beginning in 2004 and ending in 2006. The Company will be required to purchase a minimum total of $2.3 million of product from 2004 through 2006.

Note 11. Income Taxes

Deferred income taxes result from differences in the recognition of expenses for tax and financial reporting purposes, as well as operating loss and tax credit carry forwards. Significant components of the Company's deferred income tax assets as of December 31, are as follows (in thousands):

	2003	2002
Deferred tax assets:		
Net operating loss carry forwards	$ 21,164	$ 18,717
Research and development credit carry forwards	5,955	5,649
Inventory reserve	2,166	2,775
Accruals and other	4,048	3,968
Depreciation	706	1,134
	34,039	32,243
Valuation Allowance	(34,039)	(32,243)
Total	$ —	$ —

For federal and California income tax reporting purposes, respective net operating loss, or NOL, carry forwards of approximately $60.0 million and $4.4 million are available to reduce further taxable income, if any. For federal and California income tax reporting purposes, respective credit carry forwards of approximately $4.0 million and $3.1 million are available to reduce future taxable income, if any. The carry forwards, except for the California research and development credit, expire on various dates through 2023. The California research and development credits do not expire. The Internal Revenue Code of 1986, as amended, contains provisions that may limit the net operating loss and credit carry forwards available for use in any given period upon the occurrence of certain events, including a significant change in ownership interest.

A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance due to the history of losses and the variability of operating results. The net change in the valuation allowance from December 31, 2002 to December 31, 2003 was $1.8 million. As of December 31, 2003 and 2002, the Company had no significant deferred tax liabilities.

The (benefit)/provision for income taxes attributable to continuing operations is based upon (loss)/income before (benefit)/provision for income taxes as follows, for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
(Loss) income before income taxes:			
Domestic	$ (2,188)	$ (6,386)	$ (3,751)
International	1,842	(5,098)	(5,048)
Total	$ (346)	$ (11,484)	$ (8,799)

The (benefit)/provision for income taxes consists of the following components for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Current			
Federal	$ (311)	$ (842)	$ (1,681)
State	(14)	(85)	(59)
Foreign	6	9	11
Total (benefit)/provision for income taxes	$ (319)	$ (918)	$ (1,729)

The (benefit)/provision for income taxes differs from the amount computed by applying the statutory federal income tax rates as follows, for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
(Benefit) provision computed at federal statutory rates	(35)%	(35)%	(35)%
State income taxes, net of federal tax effect	(4)	(3)	(3)
Change in valuation allowance	39	30	12
Refund of taxes	(2)	(5)	—
Adjustment of income tax payable	(90)	(3)	(14)
Tax credits	—	(5)	(2)
Loss/(income) not subject to federal and state taxation	—	17	22
Other	—	(4)	—
(Benefit)/provision for income taxes	(92)%	(8)%	(20)%

The 2003 tax benefit was based on an updated estimate of net tax liabilities. The 2002 tax benefit relates primarily to a filing for a refund of previously paid alternative minimum taxes which became available due to a 2002 tax law change, as well as an updated estimate of net tax liabilities. The 2001 tax benefit was based on an updated estimate of net tax liabilities.

Note 12. Concentration of Customers and Suppliers

Sales to significant customers as a percentage of total revenues are as follows:

	2003	2002	2001
Customer A	23%	17%	24%
Customer B	21%	30%	19%
Customer C	18%	17%	12%
Customer D	16%	20%	17%
Customer E	11%	0%	0%

Accounts receivable by significant customer as a percentage of the total gross accounts receivable balance are as follows:

	2003	2002
Customer A	45%	43%
Customer B	18%	15%
Customer C	15%	14%
Customer D	15%	14%

The Company did not have any suppliers making up more than 10% of operating costs.

Note 13. 401(k) Plan

All of the Company's employees are eligible to participate in the VIVUS 401(k) Plan. Employer-matching contributions for the years ended December 31, 2003, 2002 and 2001, in thousands were $241, $246, and $240, respectively. The employer-matching portion of the 401(k) plan began on July 1, 2000.

Note 14. Legal Matters

In the normal course of business, the Company receives and makes inquiries regarding patent infringement and other legal matters. The Company believes that it has meritorious claims and defenses and intends to pursue any such matters vigorously. The Company is not aware of any asserted or unasserted claims against it where an unfavorable resolution would have an adverse material impact on the operations or financial position of the Company.

Note 15. Subsequent Event (Unaudited)

In February 2004, the Company entered into exclusive licensing agreements with Acrux, a specialty pharmaceutical company located in Melbourne, Australia, under which VIVUS will develop and commercialize Testosterone MDTS®, and Estradiol MDTS®, in the United States for treatment of low sexual desire and menopausal symptoms, respectively. Under the terms of the agreements, VIVUS will pay to Acrux combined licensing fees of $3.0 million to be paid over the next 17 months, payments up to $4.3 million for achievement of certain clinical development milestones, product approval milestone payments of $6.0 million, and royalties on net sales in the United States upon commercialization of each product.

Note 16. Selected Financial Data (Unaudited)

Selected Quarterly Financial Data

	Quarter Ended,			
	March 31	June 30	September 30	December 31
2003				
Total revenue	$ 4,269	$ 3,648	$ 10,530	$ 8,991
Gross Profit	$ 1,485	$ 1,224	$ 7,528	$ 6,208
Net income (loss)	$ (3,191)	$ (2,925)	$ 3,873	$ 2,217
Net income (loss) per share:				
Basic	$ (0.10)	$ (0.08)	$ 0.10	$ 0.06
Diluted	$ (0.10)	$ (0.08)	$ 0.10	$ 0.06
2002				
Total revenue	$ 6,383	$ 4,547	$ 3,530	$ 7,889
Gross Profit	$ 3,029	$ 2,997	$ 1,238	$ 3,878
Net income (loss)	$ (1,857)	$ (3,341)	$ (3,722)	$ (1,646)
Net income (loss) per share:				
Basic	$ (0.06)	$ (0.10)	$ (0.11)	$ (0.05)
Diluted	$ (0.06)	$ (0.10)	$ (0.11)	$ (0.05)

Schedule II - Valuation and Qualifying Accounts
(in thousands)

	Balance at Beginning of Period	*Charged to Operations*	*Charges Utilized*	Balance at End of Period
Allowance for Doubtful Accounts				
Fiscal year ended December 31, 2001	304	13	(85)	232
Fiscal year ended December 31, 2002	232	33	(120)	145
Fiscal year ended December 31, 2003	145	(24)	(53)	68
Inventory Reserve				
Fiscal year ended December 31, 2001	7,742	252	(510)	7,484
Fiscal year ended December 31, 2002	7,484	192	(455)[1]	7,221
Fiscal year ended December 31, 2003	7,221	56	(1,724)[2]	5,553
Product Returns				
Fiscal year ended December 31, 2001	2,008	1,204	(1,689)	1,523
Fiscal year ended December 31, 2002	1,523	2,020	(1,263)	2,280
Fiscal year ended December 31, 2003	2,280	1,815	(1,163)	2,932

(1) The Company used $163,000 of its fully reserved raw materials inventory in production and expects to continue to use the fully reserved raw materials inventory in future periods. The fully reserved raw materials were charged to cost of goods sold at a zero basis when used, which had a favorable impact of gross profit.

(2) The Company used $1.2 million of its fully reserved raw materials inventory in production and expects to continue to use the fully reserved raw materials inventory in future periods. The fully reserved raw materials were charged to cost of goods sold at a zero basis when used, which had a favorable impact of gross profit.

Corporate Information

Directors

Virgil A. Place, M.D.
Chairman and
Chief Scientific Officer,
VIVUS, Inc.

Leland F. Wilson
President and
Chief Executive Officer,
VIVUS, Inc.

Mark B. Logan [1][2]
Former Chairman and
Chief Executive Officer,
VISX, Inc.

Mario M. Rosati [2]
Partner
Wilson, Sonsini, Goodrich & Rosati, P.C.

Linda M. Dairiki Shortliffe, M.D. [1][2]
Professor and Chair of Urology,
Stanford University School of Medicine

Graham Strachan [1]
Principal Owner of
GLS Business Development, Inc.

[1] Member of Audit Committee
[2] Member of Compensation Committee

Officers

Virgil A. Place, M.D.
Chairman of the Board
Chief Scientific Officer

Leland F. Wilson
President and Chief Executive Officer

John Dietrich, Ph.D.
Vice President,
Research and Development

Guy P. Marsh
Vice President,
U.S. Operations and
General Manager

James R. Nickel, M.D.
Vice President,
Clinical Medicine

Terry M. Nida
Vice President,
Corporate Development and
International Marketing

Larry J. Strauss
Vice President,
Finance and
Chief Financial Officer

Peter Y. Tam
Vice President, Strategic Planning
and Corporate Development

Carol Zoltowski, V.M.D.
Vice President,
Regulatory Affairs

Legal Counsel
Wilson, Sonsini, Goodrich & Rosati, P.C.
Palo Alto, CA

Independent Public Accountants
KPMG, LLP
San Francisco, CA

Transfer Agent
For stockholder services such as address changes or lost stock certificates, contact:
Computershare Investor Services
(312) 588-4993

Annual Meeting
The annual meeting of stockholders will be held on June 14, 2004 at 10:00 a.m. local time at VIVUS's headquarters, 1172 Castro Street, Mountain View, CA 94040

Corporate Contact
Investor Relations
1172 Castro Street
Mountain View, CA 94040
(650) 934-5200
ir@vivus.com

Form 10K
A copy of the Company's Form 10K, as filed with the Securities and Exchange Commission, is available on the Company's website or upon request.

Product Information
Consumers
(888) 367-6873
Health Care Professionals
(888) 345-6873

Website
www.vivus.com

Except for the historical information contained herein, the matter discussed in this annual report to shareholders contains "forward-looking" statements that involve risks and uncertainties. These statements typically may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "planned," "estimated," and "potential," among others. All forward-looking statements included in this document are based on our current expectations, and we assume no obligations to update any such forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe-harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experiences to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of our business include but are not limited to: (1) our history of losses and variable quarterly results; (2) substantial competition; (3) risks related to the failure to protect our intellectual property and litigation in which we may become involved; (4) our reliance on sole source suppliers; (5) our limited sales and marketing efforts and our reliance on third parties; (6) failure to continue to develop innovative products; (7) risks related to noncompliance with the United States Food and Drug Administration regulations; and (8) other factors that are described from time to time in our periodic filing with the Securities and Exchange Commission, including those set forth in this filing as "Risk Factors Affecting Operations and Future Results."

MUSE, ACTIS, ALISTA and MDTS
are licensed trademarks of VIVUS, Inc.
Viagra is a licensed trademark of Pfizer Inc.

Design: Howry Design Associates, SF/CA

VIVUS, Inc.
1172 Castro Street
Mountain View, CA 94040
www.vivus.com